UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras brings forward start-up of Búzios 8 (P-79)

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Rio de Janeiro, May 1, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that the P-79 platform, located in the pre-salt layer of the Santos Basin, began production today, ahead of the date scheduled in Business Plan 2026–2030 (BP 26–30). As the eighth platform in the Búzios field, with a capacity of 180 thousand barrels of oil per day and 7.2 million cubic meters of gas compression per day, the unit will increase the field’s total installed production capacity to approximately 1.33 million barrels of oil per day. The project will allow gas to be exported to the mainland via connection to the Rota 3 pipeline, with potential to expand the gas supply in Brazil by up to 3 million cubic meters per day.

P-79 arrived in Brazil in February, coming from South Korea, with commissioning and operations teams on board. This strategy generated value by eliminating the need for a stop in sheltered waters in Brazil, and resulted in gains in safety, reliability, and operational readiness through the advancement of system commissioning during transit.

The P-79 platform, an FPSO-type unit, features a new hull design equipped with technologies to reduce emissions and improve operational efficiency. The FPSO is part of the Búzios 8 Production Development project, which includes 14 wells — 8 producers and 6 injectors — equipped with intelligent completion systems to enhance production management. The unit will be connected through rigid pipelines for production, injection, and gas export, as well as flexible pipelines for service lines, enabling the high-capacity production planned for the field's wells.

P-79 is the eighth platform in operation at the Búzios field, the largest in the country in terms of reserves, which last year surpassed the milestone of 1 million barrels per day. Discovered in 2010, the field is located 180 km off the coast of the state of Rio de Janeiro, in ultra-deep waters of the Santos Basin, at depths greater than 2,000 meters. The field is currently operated with FPSOs P-74, P-75, P-76, P-77, Almirante Barroso, Almirante Tamandaré and P-78 (started up in December 2025). FPSOs P-80, P-82 and P-83 are under construction, and Búzios 12 is under bidding. In total, the Búzios field will house 12 FPSOs.

The Búzios consortium operating in the field is composed of Petrobras (operator), the Chinese partner companies CNOOC and CNODC, and PPSA, the company responsible for managing the production-sharing contracts.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer